UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oncobiologics, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
68235M105
(CUSIP Number)
April 13, 2017
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐        Rule 13d-1(b)
☒        Rule 13d-1(c)
☐        Rule 13d-1(d)
*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235M105

1	NAME OF REPORTING PERSON PointState Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,314,060
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,314,060
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,060
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 68235M105

1	NAME OF REPORTING PERSON PointState Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,452,934
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,452,934
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,452,934
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68235M105

1	NAME OF REPORTING PERSON PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,453,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,453,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 68235M105

1	NAME OF REPORTING PERSON PointState Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,453,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,453,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 68235M105

1	NAME OF REPORTING PERSON Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,453,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,453,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%
12	TYPE OF REPORTING PERSON IN

ITEM 1(a)	NAME OF ISSUER:

The name of the issuer is Oncobiologics, Inc. (the “Company”).

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 7 Clarke Drive, Cranbury, New Jersey 08512.

ITEM 2(a)	NAME OF PERSONS FILING:

This statement is filed by:

(1) PointState Fund LP, a Delaware limited partnership (“PointState Fund”);

(2)
PointState Holdings LLC, a Delaware limited liability company (“PointState Holdings”), which serves as the general partner of SteelMill Master Fund, LP, a Cayman Islands exempted limited partnership (“SteelMill”) and PointState Fund;

(3)
PointState Capital LP, a Delaware limited partnership (“PointState”), which serves as the investment manager of (i) SteelMill, (ii) PointState Fund and (iii) Conflux Fund LP, a Delaware limited partnership (“Conflux”);

(4) PointState Capital GP LLC, a Delaware limited liability company (“PointState GP”), which serves as the general partner of PointState; and

(5) Zachary J. Schreiber (“Mr. Schreiber”), who serves as managing member of: (i) PointState Holdings; (ii) PointState GP; and (iii) Conflux Holdings LLC, which serves as the general partner of Conflux.

PointState Fund, PointState Holdings, PointState, PointState GP and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.” SteelMill, PointState Fund and Conflux are hereinafter sometimes collectively referred to as the “Funds.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

ITEM 2(b)	ADDRESS OR PRINCIPAL BUSINESS OFFICE:

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

ITEM 2(c)	CITIZENSHIP:

PointState Fund, PointState Holdings, PointState, and PointState GP are organized under the laws of Delaware. Mr. Schreiber is a citizen of the United States of America.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (“Common Shares”).

ITEM 2(e)	CUSIP NO.:

68235M105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13d-1(b) or §240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4.	OWNERSHIP:

The Funds are the direct holders of warrants that may be exercised to purchase 1,453,000 Common Shares, including 1,314,060 warrants held by PointState Fund.
The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.
All percentages of Common Shares outstanding contained herein assume that 24,235,000 Common Shares are outstanding as of April 19, 2017, based on information made available by representatives of the Company to representatives of the Reporting Persons.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company securities held by them; except as set forth herein, the interest of any one such Fund does not exceed 5% of the Common Shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

The information in Items 2 and 4 is hereby incorporated by reference.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 24, 2017.

POINTSTATE FUND LP

By: PointState Capital LP, as its investment manager By: PointState Holdings LLC, as its general partner

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

POINTSTATE CAPITAL LP

By: PointState Capital GP LLC, as its general partner

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Common Stock of Oncobiologics, Inc. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

EXECUTED this 24th day of April, 2017.

POINTSTATE FUND LP

By: PointState Capital LP, as its investment manager By: PointState Holdings LLC, as its general partner

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

POINTSTATE CAPITAL LP

By: PointState Capital GP LLC, as its general partner

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber